Exhibit 4.4

SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”) is executed as of April 23, 2004, by the Additional Guarantor (as hereinafter defined) and Wells Fargo Bank, N.A., as Trustee (the “Trustee”).

WHEREAS, MTR GAMING GROUP, INC., a Delaware corporation, as issuer (the “Issuer”) and certain of its wholly-owned subsidiaries listed on Exhibit A attached hereto (the “Existing Guarantors”) have heretofore entered into an Indenture, dated as of March 25, 2003 (the “Original Indenture”), with the Trustee pursuant to which the Trustee acts as trustee for the Holders of the Issuer’s 9.75% Senior Notes due 2010;

WHEREAS, pursuant to the terms of Article Ten of the Indenture, each Guarantor, by executing the Indenture, jointly and severally, unconditionally guarantees the Issuer’s payment and performance obligations under the Indenture;

WHEREAS, in accordance with Article Ten of the Original Indenture, the Subsidiary listed on Exhibit B attached hereto (the “Additional Guarantor”) must execute supplements to the Original Indenture for the purpose of joining the Existing Guarantors as a Guarantor;

WHEREAS, the Original Indenture permits the Additional Guarantor to execute supplements to the Original Indenture for the purpose of adding Guarantors; and

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.                         Definitions.  All capitalized terms used in this Supplemental Indenture not defined herein shall have the meanings ascribed to them in the Original Indenture.

Section 2.                         Additional Guarantor.  The Additional Guarantor is hereby added as a Guarantor with all of the obligations of a Guarantor as set forth in the Original Indenture, as amended and supplemented by this Supplemental Indenture, provided, however, that notwithstanding anything to the contrary provided herein, all such obligations of the Additional Guarantor shall be subject to and become effective only upon the issuance of the written approval by the Nevada Gaming Commission of the Additional Guarantor’s guarantee hereunder.

Section 3.                         Counterparts.  This Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Section 4.                         Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws.

IN WITNESS WHEREOF, Speakeasy Gaming of Fremont, Inc. has caused this Supplemental Indenture to be duly executed all as of the date and year first above written.

SPEAKEASY GAMING OF FREMONT, INC.

By:	/s/ Edson R. Arneault
Name:	Edson R. Arneault
Title:	President, Chief Executive Officer and Treasurer

By:	/s/ Roger M. Szepelak
Name:	Roger Szepelak
Title:	Vice President and Chief Operating Officer

This Supplemental Indenture is hereby acknowledged and accepted this 23 day of April, 2004 by WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Joseph P. O’Donnell
	Name:	Joseph P. O’Donnell
	Title:	Assistant Vice President

EXHIBIT A

Existing Guarantors

Mountaineer Park, Inc.

Presque Isle Downs, Inc.

Speakeasy Gaming of Las Vegas, Inc.

Speakeasy Gaming of Reno, Inc.

Scioto Downs, Inc.

EXHIBIT B

Additional Guarantor

Speakeasy Gaming of Fremont, Inc.